Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 18, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/09/2023	20,384	277.3441	5,653,382.60	16,722	298.9899	4,999,709.11	4,658,258.74	37,106	277.8969	10,311,641.34
14/09/2023	2,282	277.7303	633,780.50	—	—	—	—	2,282	277.7303	633,780.50
Total	22,666	277.383	6,287,163.10	16,722	298.9899	4,999,709.11	4,658,258.74	39,388	277.8872	10,945,421.84

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till September 15, 2023, the total invested consideration has been:
•Euro 96,423,777.70 for No. 336,194 common shares purchased on the EXM;
•USD 59,466,607.27 (Euro 54,518,410.25*) for No. 189,784 common shares purchased on the NYSE.

As of September 15, 2023, the Company held in treasury No. 13,082,084 common shares equal to 5.09% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until September 15, 2023, the Company has purchased a total of 2,157,626 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 510,139,443.47.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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